SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION

(Name of the Issuer)

UNIONBANCAL CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Richard D. Farman

Chairman of the Special Committee of the Board of Directors

UnionBanCal Corporation

400 California Street

San Francisco, California 94104-1302

(415) 765-2969

(Name, Address and Telephone Number of Person Authorized To Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William S. Rubenstein, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,586,208,398.50	$140,937.99

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of UnionBanCal Corporation, a Delaware corporation, other than shares of Common Stock owned by Mitsubishi UFJ Financial Group, Inc. (“MUFG” and its subsidiaries (but including such shares of Common Stock that are held in a fiduciary capacity), at the tender offer price of $73.50 per share of Common Stock, net to the seller in cash. As of August 14, 2008, there were 139,009,259 shares of Common Stock outstanding. As of August 14, 2008, MUFG owned 90,259,680 shares of Common Stock indirectly through its subsidiaries as follows: 90,217,308 shares by The Bank of Tokyo Mitsubishi UFJ, Ltd.; 30,272 shares by Mitsubishi UFJ Trust and Banking Corporation (held in a fiduciary capacity); and 12,100 shares by Mitsubishi UFJ Asset Management Co., Ltd. (held in a fiduciary capacity). As a result, this calculation assumes the purchase of 48,791,951 shares of Common Stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals 0.00393% of the transaction value.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $140,937.99	Filing Party: The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Form or Registration No.: Schedule TO	Date Filed: August 29, 2008

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SCHEDULE 13E-3

This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3” or the “Transaction Statement”) is filed on behalf of UnionBanCal Corporation, a Delaware corporation (the “Company”), and relates to the cash tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan and a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc., a joint stock company (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (“MUFG”), disclosed in a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated as of the date hereof (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the “Common Stock”) not owned by MUFG or its affiliates, at a price of $73.50 per share, net to the seller in cash (the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of the date hereof (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of August 18, 2008, by and among the Company, BTMU and Blue Jackets, Inc., a Delaware corporation and a wholly owned subsidiary of BTMU (“Merger Sub”) (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by BTMU and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law, Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger. Upon completion of the Merger, all shares of Common Stock issued and outstanding immediately prior to the closing of the Merger, other than such shares of Common Stock owned by the Company, by MUFG or its affiliates, or by holders of Common Stock who have perfected appraisal rights, will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

Concurrent with the filing of this Transaction Statement, the Company is filing a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Schedule TO. A copy of the Schedule 14D-9 is attached hereto as Exhibit (a)(1)(A), a copy of the Offer to Purchase is attached as Exhibit (a)(1)(i) to the Schedule TO and a copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K filed by the Company on August 19, 2008.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Transaction Statement concerning the Company, MUFG or BTMU has been provided by such person and not by any other person.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “I. SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and address.

The name of the subject company is UnionBanCal Corporation, a Delaware corporation. The address of the Company’s principal executive offices is 400 California Street, San Francisco, California 94104-1302, and the telephone number is (415) 765-2969.

(b) Securities.

The title of the class of equity securities to which this Schedule 13E-3 relates is the Company’s shares of common stock, par value $1.00 per share. As of August 14, 2008, there were 139,009,259 shares of Common Stock issued and outstanding.

(c) Trading market and price.

The information set forth in the Offer to Purchase under the caption “IV. THE OFFER—5. Price Range of the Shares” is incorporated herein by reference.

(d) Dividends.

The information set forth in the Offer to Purchase under the caption “IV. THE OFFER—10. Dividends and Distributions” is incorporated herein by reference.

(e) Prior public offerings.

Not applicable.

(f) Prior stock purchases.

The following table summarizes the repurchase of shares of Common Stock by the Company during the two years ending on the date hereof.

Period	Amount of Shares of Common Stock Purchased	Range of Prices Paid Per Share	Average Price Paid Per Share
Quarter ended June 30, 2006	1,755,880	$63.40 - $70.82	$68.79
Quarter ended Sept. 30, 2006	2,342,296	$59.00 - $64.53	$61.04
Quarter ended Dec. 31, 2006	1,824,784	$56.79 - $61.93	$59.22
Quarter ended March 31, 2007	1,362,783	$59.63 - $64.89	$62.73
Quarter ended June 30, 2007	29,952	$61.11 - $63.42	$63.26
Quarter ended Sept. 30, 2007	2,963	$55.16 - $60.29	$58.26
Quarter ended Dec. 31, 2007	974,952	$49.60 - $59.96	$51.72
Quarter ended March 31, 2008	2,076	$44.76 - $51.65	$48.72
Quarter ended June 30, 2008	35,068	$40.42 - $54.74	$50.85

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and address.

The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 2(a) above, which information is incorporated herein by reference.

The information set forth in the Offer to Purchase under the caption “THE OFFER—7. Certain Information Concerning MUFG and Purchaser” is incorporated herein by reference.

(b) Business and background of entities.

The information set forth in the Offer to Purchase under the captions “IV. THE OFFER—6. Certain Information Concerning the Company” and “IV. THE OFFER—7. Certain Information Concerning the Purchaser and MUFG” is incorporated herein by reference.

(c) Business and background of natural persons.

The information set forth in Annex I attached hereto is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; “III. SPECIAL FACTORS—6. Summary of the Merger Agreement”; “III. SPECIAL FACTORS—11. Material U.S. Federal Income Tax Consequences of the Offer and the Merger”; “IV. THE OFFER—1. Terms of the Offer”; “IV. THE OFFER—2. Acceptance for Payment and Payment for Shares”; “IV. THE OFFER—3. Procedures for Tendering Shares”; “IV. THE OFFER—4. Withdrawal Rights” and “IV. THE OFFER—9. Certain Conditions of the Offer” is incorporated herein by reference.

(c) Different terms.

None.

(d) Appraisal rights.

The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights” and “Annex B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “III. SPECIAL FACTORS—9. Appraisal Rights” and “Schedule B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(e) Provisions for unaffiliated security holders.

None.

(f) Eligibility for listing or trading.

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions.

The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “III. SPECIAL FACTORS—1. Background to the Offer and the Merger”; “III. SPECIAL FACTORS—7. Interest of Certain Persons in the Offer” and “III. SPECIAL FACTORS—8. Related Party Transactions and Election of Directors” is incorporated herein by reference.

(b)-(c) Significant corporate events; Negotiations or Contacts.

The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “III. SPECIAL FACTORS—1. Background to the Offer and the Merger”; “III. SPECIAL FACTORS—2. Recommendation of the Special Committee; Fairness of the Offer and Merger” and “III. SPECIAL FACTORS—3. Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities.

The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “III. SPECIAL FACTORS—1. Background to the Offer and the Merger”; “III. SPECIAL FACTORS—6. Summary of the Merger Agreement”; “III. SPECIAL FACTORS—7. Interest of Certain Persons in the Offer” and “III. SPECIAL FACTORS—8. Related Party Transactions and Election of Directors” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; “III. SPECIAL FACTORS—4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”; “III. SPECIAL FACTORS—5. Certain Effects of the Offer and the Merger; Plans for the Company” and “III. SPECIAL FACTORS—6. Summary of the Merger Agreement” is incorporated herein by reference.

(c)(1)-(8) Plans.

The information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Background of the Offer” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; “III. SPECIAL FACTORS—1. Background of the Offer and the Merger”; “III. SPECIAL FACTORS—4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”; “III. SPECIAL FACTORS—5. Certain Effects of the Offer and the Merger; Plans for the Company”; “III. SPECIAL FACTORS—6. Summary of the Merger Agreement”; “IV. THE OFFER—8. Source and Amounts of Funds” and “IV. THE OFFER—10. Dividends and Distributions” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes.

The information set forth in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; “III. SPECIAL FACTORS—1. Background of the Offer and the Merger”; “III. SPECIAL FACTORS—4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” and “III. SPECIAL FACTORS—5. Certain Effects of the Offer and the Merger; Plans for the Company” is incorporated herein by reference.

(b) Alternatives.

The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “III. SPECIAL FACTORS—4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” is incorporated herein by reference.

(c) Reasons.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; “III. SPECIAL FACTORS—1. Background of the Offer and the Merger”; “III. SPECIAL FACTORS—4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” and “III. SPECIAL FACTORS—5. Certain Effects of the Offer and the Merger; Plans for the Company” is incorporated herein by reference.

(d) Effects.

The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights” and “Annex B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; “III. SPECIAL FACTORS—1. Background of the Offer and the Merger”; “III. SPECIAL FACTORS—4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives”; “III. SPECIAL FACTORS—5. Certain Effects of the Offer and the Merger; Plans for the Company”; “III. SPECIAL FACTORS—6. Summary of the Merger Agreement”; “III. SPECIAL FACTORS—9. Certain Conditions of the Offer” and “III. SPECIAL FACTORS—11. Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) Fairness.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors”; “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “III. Special Factors—Background of the Offer and the Merger”; “III. SPECIAL FACTORS—2. Recommendation of the Special Committee; Fairness of the Offer and Merger”; “III. SPECIAL FACTORS—3. Our Position as to Fairness of the Offer and the Merger” and ““III. SPECIAL FACTORS—4. Purpose and Structure of the Offer and the Merger; Reasons; Alternatives” is incorporated herein by reference.

(b) Factors considered in determining fairness.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors”; “Item 4. The Solicitation or Recommendation—Financial Forecasts Prepared by Certain Members of Management of the Company”; “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor” and “Annex A—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “III. SPECIAL FACTORS—2. Reasons for the Recommendation of the Special Committee; Fairness of the Offer and Merger” and “III. SPECIAL FACTORS—3. Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

(c) Approval of security holders.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” and “Item 8. Additional Information—Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; III. SPECIAL FACTORS—6. Summary of the Merger Agreement”; “IV. THE OFFER—1. Terms of the Offer”; “IV. THE OFFER—3. Procedure for Tendering Shares” and “IV. THE OFFER—9. Certain Conditions of the Offer” is incorporated herein by reference.

(d) Unaffiliated representative.

An unaffiliated representative was not retained for the purpose of representing unaffiliated security holders in negotiating the terms of the Offer and Merger, or preparing a report concerning the fairness of the transaction.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors”; “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”; Item 5—Person/Assets, Retained, Employed, Compensated or Used—Credit Suisse” and “Annex A—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “III. SPECIAL FACTORS—2. Recommendation of the Special Committee; Fairness of the Offer and Merger” and “III. SPECIAL FACTORS—3. Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

(e) Approval of directors.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Recommendation of the Special Committee and the Board of Directors”; “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee” and “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “III. SPECIAL FACTORS—2. Recommendation of the Special Committee; Fairness of the Offer and Merger” and “III. SPECIAL FACTORS—3. Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

(f) Other offers.

None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee”; “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Board of Directors”; “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor”; Item 5. Person/Assets Retained, Employed, Compensated or Used—Credit Suisse” and “Annex A—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “Recommendation of the Special Committee; Fairness of the Offer and Merger” and “III. SPECIAL FACTORS—3. Our Position as to Fairness of the Offer and the Merger” is incorporated herein by reference.

A copy of the fairness opinion of Credit Suisse Securities (USA) LLC, dated August 17, 2008, is attached as Annex A to the Schedule 14D-9 and a copy of the written presentation of Credit Suisse Securities (USA) LLC to the Special Committee on August 17, 2008, is attached as an exhibit to this Schedule 13E-3, and both are available for inspection and copying at the Company’s principal executive offices by any interested holder of shares of Common Stock or any representative thereof designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of funds; Conditions.

The information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Other Terms of the Merger Agreement” is incorporated herein by reference.

The information contained in the Offer to Purchase under the captions “I. SUMMARY TERM SHEET”; “III. SPECIAL FACTORS—1. Background of the Offer and the Merger”; “III. SPECIAL FACTORS—5. Certain Effects of the Offer and the Merger; Plans for the Company”; III. SPECIAL FACTORS—6. Summary of the Merger Agreement”; “IV. THE OFFER—8. Source and Amounts of Funds” and “IV. THE OFFER—9. Certain Conditions of the Offer” is incorporated herein by reference.

(c) Expenses.

Whether or not the shares of Common Stock are purchased pursuant to the Offer, all costs and expenses incurred in connection with the Offer and Merger shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the Schedule TO and the publishing, printing and/or mailing of the Schedule TO, Offer to Purchase and the Letter of Transmittal shall be borne by BTMU, and expenses incurred in connection with the Schedule 13E-3 (but not the attorney’s fees related thereto, which shall be paid by the party incurring such expense) shall be shared equally by BTMU and the Company.

The following table presents the estimated fees and expenses incurred by the Company in connection with the offer:

Description	Amount to be Paid
Financial advisor fees	$16,500,000
Legal fees and expenses	$3,750,000
Miscellaneous expenses	$250,000

Total	$20,500,000

The information contained in the Schedule 14D-9 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information contained in the Offer to Purchase under the caption “IV. THE OFFER—12. Fees and Expenses” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership.

The information set forth in Annex II attached hereto is incorporated herein by reference.

(b) Securities transactions.

The information set forth in the Schedule 14D-9 under the caption “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the caption “III. SPECIAL FACTORS—7. Interest of Certain Persons in the Offer” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d) Intent to tender or vote in a going private transaction.

The information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation—Background of the Offer” and “Item 4. The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information contained in the Offer to Purchase under the caption “III. SPECIAL FACTORS—7. Interest of Certain Persons in the Offer” is incorporated herein by reference.

(e) Recommendation of others.

As of the date hereof, the Company has no knowledge of any executive officer, director, and/or affiliate of the Company, other than MUFG and BTMU, making any solicitation or recommendation either in support of or opposed to the Offer or the Merger.

The information set forth in the Offer to Purchase under the caption “III. SPECIAL FACTORS—7. Interest of Certain Persons in the Offer” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a) Financial information.

The information set forth in the Offer to Purchase under the caption “IV. THE OFFER—6. Certain Information Concerning the Company” is incorporated herein by reference. In addition, the Company’s financial statements on pages F-55 through F-127 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the Company’s Financial Statements on pages 7 through 36 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2008 are incorporated herein by reference.

(b) Pro forma information.

Not material.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or recommendations.

The Company has not employed, retained or compensated and does not currently intend to employ, retain or compensate any person to make solicitations.

The information set forth in the Schedule 14D-9 under the caption “Item 5. Person/Assets, Retained, Employed, Compensated or Used—Special Committee and Subcommittee” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the captions “II. INTRODUCTION” and “IV. THE OFFER—12. Fees and Expenses” is incorporated herein by reference.

(b) Employees and corporate assets.

None.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Other Material Information.

The information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the caption “IV. THE OFFER—11. Certain Legal Matters” is incorporated herein by reference.

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated August 29, 2008 (1)

(a)(1)(B)	Offer to Purchase, dated August 29, 2008 (2)

(a)(1)(C)	Form of Letter of Transmittal (3)

(a)(1)(D)	Form of Notice of Guaranteed Delivery (4)

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (5)

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (6)

(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (7)

(a)(1)(H)	Summary Advertisement as published in the Wall Street Journal on August 29, 2008 (8)

(a)(5)	Joint Press Release, issued by MUFG, BTMU and the Company, dated August 29, 2008 (9)

(b)	None

(c)(1)	Opinion of Credit Suisse to the Special Committee of the Board of Directors of the Company, dated August 17, 2008 (10)

(c)(2)	Financial Presentation of Credit Suisse to the Special Committee of the Board of Directors of the Company, dated August 17, 2008

(c)(3)	Materials provided by Morgan Stanley to MUFG and BTMU on August 9, 2008 (11)

(d)(1)	Agreement and Plan of Merger, by and between UnionBanCal Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Merger Sub (as therein defined), dated as of August 18, 2008 (12)

(f)	Section 262 of the Delaware General Corporation Law (13)

(g)	None

(1)	Incorporated by reference to the Schedule 14D-9 filed on August 29, 2008.
(2)	Incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed on August 29, 2008.
(3)	Incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed on August 29, 2008.
(4)	Incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed on August 29, 2008.
(5)	Incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed on August 29, 2008.
(6)	Incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed on August 29, 2008.
(7)	Incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed on August 29, 2008.
(8)	Incorporated by reference to Exhibit (a)(1)(vii) of the Schedule TO filed on August 29, 2008.
(9)	Incorporated by reference to Exhibit (a)(5)(iii) of the Schedule TO filed on August 29, 2008.
(10)	Incorporated by reference to Annex A of the Schedule 14D-9.
(11)	Incorporated by reference to Exhibit (c)(1) of the Schedule TO filed on August 29, 2008.
(12)	Incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed by the Company on August 19, 2008 (SEC File No. 001-15081).
(13)	Incorporated by reference to Annex B of the Schedule 14D-9.

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

UNIONBANCAL CORPORATION

By:	/s/ Richard D. Farman
Name:	Richard D. Farman
Title:	Chairman of the Special Committee of the Board of Directors

Dated: August 29, 2008

Annex I

INFORMATION RELATING TO DIRECTORS AND

EXECUTIVE OFFICERS OF THE COMPANY

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employments held within the past five years, of each director and executive officer of the Company. The principal place of business of the Company and, unless otherwise indicated below, the business address of each director and executive officer, is UnionBanCal Corporation, 400 California Street, San Francisco, California 94104-1302. The Company’s telephone number is (415) 765-2969. None of the Company or its directors or executive officers has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Directors

Aida M. Alvarez	Ms. Alvarez, 59, served as Administrator of the U.S. Small Business Administration from February 1997 to January 2001. Ms. Alvarez is a director of Wal-Mart Stores, Inc. Ms. Alvarez has been a Director of UnionBanCal since October 2004.

David R. Andrews	Mr. Andrews, 66, is the Founder and Co-Chair of MetaJure, Inc., a consulting company that provides non-legal services to Fortune 500 corporations in the areas of eDiscovery, investigations, due diligence and basic document drafting. Mr. Andrews is retired from PepsiCo, Inc., where he served as Senior Vice President, Governmental Affairs, General Counsel and Secretary from February 2002 to February 2005. Mr. Andrews was a partner of the law firm of McCutchen, Doyle, Brown & Enersen from 1981 to 1997 and from April 2000 to February 2002. He served as legal adviser to the U.S. Department of State from August 1997 to April 2000. Mr. Andrews is a director of Pacific Gas and Electric Company and PG&E Corporation and a director of James Hardie Industries Ltd. Mr. Andrews has been a Director of UnionBanCal since April 2000.

Nicholas B. Binkley	Mr. Binkley, 62, has been a general partner of Forrest Binkley & Brown, a venture capital and private equity firm, since the firm was formed in 1993. Forrest Binkley & Brown serves as general partner for two funds, SBIC Partners, L.P, a venture capital fund formed in 1994, and Forrest Binkley & Brown Capital Partners, LLC, a private equity fund formed in 2001. Mr. Binkley’s prior experience is in the banking industry where he held various positions at Security Pacific Corporation from 1977 to 1992, including as an executive officer and member of the board of directors, and, following the acquisition of Security Pacific, serving as an executive officer and member of the board of directors of BankAmerica Corporation from 1992 to 1993. Mr. Binkley has been a Director of UnionBanCal since February 2007.

L. Dale Crandall	Mr. Crandall, 67, serves as President of Piedmont Corporate Advisors, Inc., a private financial consulting firm that he founded. Mr. Crandall is retired from Kaiser Foundation Health Plan, Inc., and Kaiser Foundation Hospitals, where he served as President and Chief Operating Officer from March 2000 to June 2002, and as Senior Vice President and Chief Financial Officer from June 1998 to March 2000. Mr. Crandall is a director of Coventry Health Care, BEA Systems, Ansell Ltd., Covad Communications Group, Inc. and Metavante Technologies, Inc., and serves as trustee for four funds in the Dodge & Cox Funds family of mutual funds. Mr. Crandall has been a Director of UnionBanCal since February 2001.

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Murray H. Dashe	Mr. Dashe, 66, is retired from Cost Plus, Inc., where he served as Chairman, Chief Executive Officer and President from February 1998 to March 2005. Mr. Dashe is the Lead Independent Director of Longs Drug Stores Corporation. Mr. Dashe has been a Director of UnionBanCal since July 2006.

Richard D. Farman	Mr. Farman, 72, has been Chairman Emeritus of Sempra Energy since September 2000. Mr. Farman served as Chairman and Chief Executive Officer of Sempra Energy from July 1998 to June 2000. Mr. Farman has been a Director of UnionBanCal since November 1988.

Philip B. Flynn	Mr. Flynn, 50, has served as Vice Chairman and Chief Operating Officer of UnionBanCal and Union Bank of California since March 2005. He served as Vice Chairman and head of the Commercial Financial Services Group from April 2004 to March 2005, as Executive Vice President and Chief Credit Officer from September 2000 to April 2004, and as Executive Vice President and head of Specialized Lending from May 2000 to September 2000. Mr. Flynn has been a Director of UnionBanCal since April 2004.

Christine Garvey	Ms. Garvey, 62, retired, is a real estate consultant, who served as Global Head of Corporate Real Estate and Services for Deutsche Bank AG from May 2001 to May 2004. From December 1999 until April 2001, Ms. Garvey served as Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. Previously, Ms. Garvey held several positions with Bank of America, including Group Executive Vice President and Head of National Commercial Real Estate Services. Ms. Garvey is a director of ProLogis and of Maguire Properties, Inc. Ms. Garvey has been a Director of UnionBanCal since October 2007.

Michael J. Gillfillan	Mr. Gillfillan, 60, has been a partner of Meriturn Partners, LLC since December 2002. He was a partner of Neveric, LLC from March 2000 to January 2002. Mr. Gillfillan has been a Director of UnionBanCal since January 2003.

Mohan S. Gyani	Mr. Gyani, 57, has been Vice Chairman of Roamware, Inc., a provider of voice and data roaming solutions, since December 2005, where he served as Chief Executive Officer & Chairman from May 2005 to December 2005. Prior to this, Mr. Gyani served as President and Chief Executive Officer of AT&T Wireless Mobility Services from March 2000 to January 2003 and Senior Advisor of AT&T Wireless Group from January 2003 to December 2004. Mr. Gyani is a Director of Safeway, Inc., Keynote Systems Incorporated, Mobile TeleSystems OJSC, and SiRF Technology Holdings, Inc. Mr. Gyani has been a Director of UnionBanCal since July 2006.

Ronald L. Havner, Jr.	Mr. Havner, 50, has been Vice Chairman, Chief Executive Officer and a director of Public Storage, Inc. since November 2002, and President since July 2005. Mr. Havner joined Public Storage in 1986 and has held a variety of positions, including Chairman of the Board of Directors for Public Storage’s affiliate, PS Business Parks, Inc., a position he had held since March 1988. He is a member of the Board of Governors of the National Association of Real Estate Investment Trusts, Inc. (NAREIT) and the REIT Center Board of Advisors, and a director of GF Acquisition Corp. and General Finance Corporation. Mr. Havner has been a Director of UnionBanCal since October 2004.

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Mary S. Metz	Dr. Metz, 71, is retired from the S. H. Cowell Foundation where she served as President from January 1999 until March 2005. Dr. Metz is a director of AT&T Corporation, Longs Drug Stores Corporation, Pacific Gas and Electric Company and PG&E Corporation. Dr. Metz has been a Director of UnionBanCal since November 1988.

Shigemitsu Miki	Mr. Miki, 73, has served as Senior Advisor of BTMU since April 2008. He served as Chairman of the Board of BTMU from June 2004 to April 2008. From June 2000 to June 2004, he was President of BTMU. Mr. Miki has been a Director of UnionBanCal since October 2004. Mr. Miki is a citizen of Japan.

J. Fernando Niebla	Mr. Niebla, 68, has served as President of International Technology Partners, LLC since December 1998 and is the principal owner and managing partner of Siertina Development LLC. He serves on the boards of Integrated Healthcare Holdings, Inc. and Granite Construction Incorporated. Mr. Niebla has been a Director of UnionBanCal since April 1996.

Kyota Omori	Mr. Omori, 60, has served as Chairman of UnionBanCal and Union Bank since July 2008. Mr. Omori has served as Deputy President and Chief Compliance Officer of MUFG since June 2008. Mr. Omori served as Senior Managing Officer of MUFG from April to June 2008. He served as Senior Managing Executive Officer and Chief Executive Officer for the Americas of BTMU from October 2007 to April 2008 and as Resident Managing Officer for the United States for MUFG from June 2005 to April 2008. From January 2006 to October 2007, Mr. Omori served as Managing Executive Officer and Chief Executive Officer for the Americas of BTMU. From May 2003 to January 2006, Mr. Omori served as Managing Director of BTMU. In May 2004, Mr. Omori was appointed as Chief Executive Officer for the Americas. From May 2001 to May 2003, Mr. Omori served as General Manager of the Corporate Planning Office of BTMU. Mr. Omori has been a Director of UnionBanCal since May 2007. Mr. Omori is a citizen of Japan.

Barbara L. Rambo	Ms. Rambo, 55, is currently Vice Chair of Nietech Corporation, a payments technology company, and served as Chief Executive Officer of Nietech Corporation from November 2002 until October 2006. Prior to joining Nietech, Ms. Rambo served as Chair of the Board of OpenClose Technologies, Inc., a financial services company, from June 2001 to December 2001, as President and Chief Executive Officer of that company from January 2000 to June 2001, and as a Director from January 2000 through March 2002. Previously, Ms. Rambo held several executive positions with Bank of America, most recently Group Executive Vice President and Head of National Commercial Banking. Ms. Rambo is a director of Pacific Gas and Electric Company and PG&E Corporation. Ms. Rambo has been a Director of UnionBanCal since October 2007.

Masaaki Tanaka	Mr. Tanaka, 55, has served as President and Chief Executive Officer of UnionBanCal and Union Bank since May 2007. During the same period, Mr. Tanaka has been the head of UNBC Group, an organizational term for BTMU representing the Company in the Global Business Unit of BTMU. Mr. Tanaka served as Executive Officer and General Manager, Corporate Planning Division of BTMU from January 2006 until April 2007, during which time he also served as Executive Officer and Co-General Manager, Corporate Planning Division of MUFG. From May 2004 to December 2005, Mr. Tanaka served as General Manager of

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Corporate Business Development for BTMU, during which time he also served, prior to July 2004, as General Manager of Corporate Banking Division No. 2 of Corporate Banking Group No. 1, and, beginning in July 2004, as General Manager of Corporate Banking Division No. 3 of the Corporate Banking Group. Mr. Tanaka was appointed Executive Officer of BTMU in June 2004 and Managing Executive Officer in May 2007. From April 2001 to May 2004, he served as General Manager, Corporate Planning Division of Mitsubishi Tokyo Financial Group and from May 2000 to April 2001, he served as General Manager, Integrated Planning Office of BTMU. Mr. Tanaka has been a Director of UnionBanCal since May 2007. Mr. Tanaka is a citizen of Japan.

Dean A. Yoost	Dean A. Yoost, 58, retired from PricewaterhouseCoopers in July 2005, where he held various partner positions in Tokyo, Beijing, Los Angeles, New York, Minneapolis, and Irvine since 1974, most recently as the managing partner of the Orange County practice and as the Western Region Leader of the firm’s Advisory practice. Mr. Yoost was a full-time Senior Advisor to PricewaterhouseCoopers in Tokyo from early 2006 until June 2007, where he assumed a lead role in the major restructuring of PricewaterhouseCoopers’ Japanese operations. Mr. Yoost is a Director of Emulex Corporation and Pacific Life Insurance Company. Mr. Yoost has been a Director of UnionBanCal since July 2007.

Executive Officers (other than Philip B. Flynn and Masaaki Tanaka, whose information is set forth above)

David I. Matson	Mr. Matson, 64, has served as Vice Chairman and Chief Financial Officer of UnionBanCal and Union Bank since March 2005 and served as Executive Vice President and Chief Financial Officer from July 1998 to March 2005.

Grant K. Ahearn	Mr. Ahearn, 51, has served as Senior Executive Vice President and head of Specialized Financial Services of UnionBanCal and Union Bank since January 2008. He served as Executive Vice President and head of Specialized Financial Services from October 2007 to January 2008, and as head of the Energy Capital Services and Equipment Leasing departments from January 2001 to September 2007.

JoAnn M. Bourne	Ms. Bourne, 53, has served as Senior Executive Vice President and head of Commercial Deposits and Treasury Management of UnionBanCal and Union Bank since January 2008. She served as Executive Vice President and head of Commercial Deposits and Treasury Management from April 2003 to January 2008. She served as head of Commercial Banking from January 2002 to April 2003, and managed the Commercial Deposit Services Division from June 1997 to January 2002.

Bruce H. Cabral	Mr. Cabral, 53, has served as Senior Executive Vice President and Chief Credit Officer of UnionBanCal and Union Bank since January 2008. He served as Executive Vice President and Chief Credit Officer from April 2004 to January 2008, and as Deputy Chief Credit Officer from November 2002 until April 2004. Prior to this position, Mr. Cabral was a Senior Credit Officer responsible for Real Estate Lending and National Banking.

John C. Erickson	Mr. Erickson, 47, has served as Vice Chairman and Chief Risk Officer since April

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2008. He served as Senior Executive Vice President and Deputy Chief Risk Officer of UnionBanCal and Union Bank from January 2008 to April 2008. He served as Executive Vice President and Deputy Chief Risk Officer from September 2007 to January 2008. He served as head of Commercial Banking and Wealth Management from May 2006 to September 2007, as head of Commercial Banking from April 2003 to April 2006, as head of the National Banking and Communications, Media and Entertainment Divisions from April 2001 to April 2003 and as Senior Vice President, Corporate Capital Markets, from April 1996 to April 2001.

Paul E. Fearer	Mr. Fearer, 64, has served as Senior Executive Vice President and Human Resources Director of UnionBanCal and Union Bank since January 2008. He served as Executive Vice President and Human Resources Director from April 1996 to January 2008.

Morris W. Hirsch	Mr. Hirsch, 52, has served as Senior Executive Vice President, General Counsel & Secretary of UnionBanCal and Union Bank since July 2008. He served as Executive Vice President and Acting General Counsel from May 2008 to July 2008 and Senior Vice President and Deputy General Counsel from April 1996 to May 2008.

J. Michael Stedman	Mr. Stedman, 42, has served as Senior Executive Vice President and as head of Real Estate Industries of UnionBanCal and Union Bank since January 2008. He served as Executive Vice President and head of Real Estate Industries from November 2006 to January 2008. He served as Senior Vice President and Senior Credit Officer for Real Estate from February 2003 to November 2006, and as Senior Vice President and Real Estate Loan Center Manager from April 1999 to February 2003.

Johannes H. Worsoe	Mr. Worsoe, 41, has served as Senior Executive Vice President and head of Global Markets of UnionBanCal and Union Bank since January 2008. He served as Executive Vice President and head of Global Markets from July 2005 to January 2008. He served as Senior Vice President and Manager of Global Markets from January 2004 to July 2005, and as Senior Vice President and Manager of Global Markets Trading and Sales from February 2001 to January 2004. Mr. Worsoe is a citizen of Denmark.

Timothy H. Wennes	Mr. Wennes, 40, has served as Senior Executive Vice President and head of Retail Banking for UnionBanCal Corporation and Union Bank since July 2008. Prior to joining UnionBanCal Corporation, he was President and Chief Operating Officer of Countrywide Bank, FSB, a position he held since 2007. He joined Countrywide Financial in 2003 as Executive Vice President of Retail Banking and was named Chief Operating Officer in 2005. Prior to joining Countrywide, Mr. Wennes held several positions with Wells Fargo Bank from 1989 to 2003.

James Yee	Mr. Yee, 55, has served as Senior Executive Vice President and Chief Information Officer of UnionBanCal and Union Bank since January 2008. He served as Executive Vice President and Chief Information Officer from May 2005 to January 2008. Prior to joining UnionBanCal, he served as Senior Vice President, Information Technology, for Charles Schwab & Company from April 2004 to April 2005 and Senior Vice President and Chief Information Officer of Pacific Exchange, Inc. from April 2000 to March 2003.

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Annex II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding beneficial ownership of the Common Stock and rights to acquire Common Stock by shareholders that own five percent or more of the Common Stock, by each of the Company’s directors and executive officers, and all of the Company’s directors and executive officers as a group. For purposes of this table, a person or a group of persons is deemed to have “beneficial ownership” of any shares as of a date when such person or group has the right to acquire or vote such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Percentages of shares owned are based on the 139,009,259 shares of Common Stock issued and outstanding at August 14, 2008. These shareholding numbers are based in part on the public filings of several of the shareholders listed below.

Each of the directors and executive officers named below and all directors and executive officers of the Company as a group beneficially own less than 1% of the Company’s outstanding shares of Common Stock.

Name of Beneficial Owner	Beneficially Owned(1)	May be Acquired within 60 days(2)	Total	Percent of Total Shares of Common Stock Issued and Outstanding
The Bank of Tokyo-Mitsubishi UFJ, Ltd. and affiliates(3)	90,259,680	—	90,259,680	64.9%
Barclays Global Investors, N.A. and other entities(4)	10,597,451	—	10,597,451	7.6%
Grant K. Ahearn	2,405	57,333	59,738	—
Aida M. Alvarez	814	2,231	3,045	—
David R. Andrews	2,021	16,506	18,527	—
Nicholas B. Binkley	20	1,628	1,648	—
JoAnn M. Bourne	12,706	91,689	104,395	—
Bruce H. Cabral	3,960	93,766	97,726	—
L. Dale Crandall	500	15,131	15,631	—
Murray H. Dashe	35	2,926	2,961	—
John C. Erickson	8,218	41,266	49,484	—
Richard D. Farman	4,122	20,162	24,284	—
Paul E. Fearer	12,731	111,965	124,696	—
Philip B. Flynn	47,859	271,633	319,492	—
Christine Garvey	45	423	468	—
Michael J. Gillfillan	1,294	8,566	9,860	—
Mohan S. Gyani	71	3,663	3,734	—
Ronald L. Havner, Jr.	2,779	2,231	5,010	—
Morris W. Hirsch	7,915	51,200	59,115	—
David I. Matson	21,665	237,164	258,829	—
Mary S. Metz	2,342	20,841	23,183	—
Shigemitsu Miki	—	—	—	—
J. Fernando Niebla	944	20,566	21,510	—
Kyota Omori	—	—	—	—
Barbara L. Rambo	40	—	40	—
J. Michael Stedman	3,137	32,033	35,170	—
Masaaki Tanaka	2,000	—	2,000	—
Timothy H. Wennes	—	—	—	—
Johannes H. Worsoe	14,130	42,966	57,096	—
James Yee	241	28,832	29,073	—
Dean A. Yoost	85	1,838	1,923	—
All current directors and executive officers as a group (29 persons)	152,079	1,176,559	1,328,638	0.96%

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(1)	Amounts include unvested restricted stock for certain executive officers.
(2)	Amounts include:

•	Options exercisable within 60 days for certain directors and executive officers;

•	Restricted stock units and/or stock units which are convertible into common stock within 60 days only if certain directors were to cease to be members of the Board of Directors; and/or

•	Options that would be exercisable in the event of the retirement of certain executive officers.

Amounts assume that the previously declared regular quarterly dividend payable on October 5, 2008 will be paid in cash with respect to stock awards.

(3)	This information is based on the Offer to Purchase.
(4)	This information is based on a Schedule 13G filed on February 5, 2008 by Barclays Global Investors, N.A., and other entities listed below. Together, these entities report sole voting power over 9,101,402 of these shares and sole investment power over all of these shares, and individually they report as follows:

•	sole voting power over 6,687,104 shares and sole investment power over 8,017,641 shares by Barclays Global Investors, N.A.;

•	sole voting and investment power over 1,355,994 shares by Barclays Global Fund Advisors, 45 Fremont Street, San Francisco, CA 94105;

•	sole voting power over 665,673 shares and sole investment power over 831,185 shares by Barclays Global Investors, Ltd, 1 Royal Mint Court, London EC3N 4HH;

•	sole voting and investment power over 323,074 shares by Barclays Global Investors Japan Limited, Ebisu Prime Square Tower 8th Floor, 1-1-39 Hiroo Shibuya-ku, Tokyo 150-8402, Japan; and

•	sole voting and investment power over 69,557 shares by Barclays Global Investors Canada Limited, Brookfield Place, 161 Bay Street, Suite 2500, P.O. Box 614, Toronto, Canada, Ontario M5J 2S1.

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